Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an “Announcement on Resignation of the Senior Management of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

16 January 2019

As at the date of this announcement, the Directors include Wang Chang Shun and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2019-004

Announcement on Resignation of the Senior Management of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the requirement of Article 178 of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the 8th session of the Board passed the following resolution by means of written resolution unanimously on 16 January 2019:

Approving Mr. Zhang Zi Fang’s resignation as the executive vice president of the Company due to retirement and Mr. Han Wen Sheng’s resignation as the executive vice president of the Company due to work redeployment.

The number of Directors supposed to be present was 6, of which 6 attended in person. The Directors approved the above resolution unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Mr. Zhang Zi Fang and Mr. Han Wen Sheng confirmed that they have no disagreement in any respect with the Board and the Company, and there is no matter relating to their resignation that should be brought to the attention of the security holders of the Company. The Board hereby extends its sincere gratitude to Mr. Zhang Zi Fang and Mr. Han Wen Sheng for their valuable contribution to the Company during their terms of service as the executive vice president of the Company.

Opinion of the Independent Directors:

The resignation procedure of the above senior management is in compliance with the relevant laws, regulations and the Articles of Association of the Company and the above resolution of the Board is consented to.

Independent Directors: Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge

The Board of Directors of

China Southern Airlines Company Limited

16 January 2019

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